                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          DENSE-PAC MICROSYSTEMS, INC.
               ---------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
               ---------------------------------------------------
                         (Title of Class of Securities)


                                   248719-30-4
               ---------------------------------------------------
                                 (CUSIP Number)


                                  JULY 20, 2000
               ---------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

      [ ] Rule 13d-1(b)
      [X] Rule 13d-1(c)
      [ ] Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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                                  SCHEDULE 13G

CUSIP NO. 248719-30-4

1.   NAME OF REPORTING PERSON

          EUROVENTURES BENELUX I B.V.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (A) [X]
          (B) [ ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION - NETHERLANDS


   NUMBER OF            5.      SOLE VOTING POWER -            0
    SHARES
 BENEFICIALLY           6.      SHARED VOTING POWER -          1,493,750
   OWNED BY
EACH REPORTING          7.      SOLE DISPOSITIVE POWER -       0
  PERSON WITH
                        8.      SHARED DISPOSITIVE POWER -     1,493,750


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,493,750 SHARES OF COMMON STOCK

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.7%

12.  TYPE OF REPORTING PERSON - CO

                                  SCHEDULE 13G
CUSIP NO. 248719-30-4

1.   NAME OF REPORTING PERSON

          EUROVENTURES BENELUX II B.V.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (A) [X]
          (B) [ ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION - NETHERLANDS


   NUMBER OF            5.      SOLE VOTING POWER -            0
    SHARES
 BENEFICIALLY           6.      SHARED VOTING POWER -          2,358,199
   OWNED BY
EACH REPORTING          7.      SOLE DISPOSITIVE POWER -       0
  PERSON WITH
                        8.      SHARED DISPOSITIVE POWER  -    2,358,199


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,358,199 SHARES OF COMMON STOCK

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          12.1%

12.  TYPE OF REPORTING PERSON - CO




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


                                  SCHEDULE 13G

CUSIP NO. 248719-30-4

1.   NAME OF REPORTING PERSON

          EUROVENTURES BENELUX TEAM B.V.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (A) [X]
          (B) [ ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION - NETHERLANDS


   NUMBER OF            5.      SOLE VOTING POWER -             0
    SHARES
 BENEFICIALLY           6.      SHARED VOTING POWER -           3,851,949
   OWNED BY
EACH REPORTING          7.      SOLE DISPOSITIVE POWER -        0
  PERSON WITH
                        8.      SHARED DISPOSITIVE POWER -      3,851,949


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,851,949 SHARES OF COMMON STOCK

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          19.8%

12.  TYPE OF REPORTING PERSON - CO




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




                                  SCHEDULE 13G


CUSIP NO. 248719-30-4

1.   NAME OF REPORTING PERSON

          EBTB II B.V.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (A) [X]
          (B) [ ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION - NETHERLANDS


   NUMBER OF            5.      SOLE VOTING POWER -             0
    SHARES
 BENEFICIALLY           6.      SHARED VOTING POWER -           3,851,949
   OWNED BY
EACH REPORTING          7.      SOLE DISPOSITIVE POWER -        0
  PERSON WITH
                        8.      SHARED DISPOSITIVE POWER -      3,851,949


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,851,949 SHARES OF COMMON STOCK

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          19.8%

12.  TYPE OF REPORTING PERSON - CO




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


ITEM 1(A) NAME OF ISSUER:

     Dense-Pac Microsystems, Inc., a California corporation (the "Company").

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     7321 Lincoln Way, Garden Grove, California 92641.

ITEM 2(A) NAME OF PERSON FILING:

     This Schedule 13G is filed by EBTB II B.V. ("EBTB"), Euroventures Benelux Team B.V. ("Team"), Euroventures Benelux I B.V. ("Euroventures I") and Euroventures Benelux II B.V. ("Euroventures II") (individually or collectively, the "Reporting Persons").

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     Each Reporting Person's address is Julianaplein 10, 5211 'sHertogenbosch, the Netherlands.

ITEM 2(C) CITIZENSHIP:

     Each Reporting Person is a corporation organized under the laws of the Netherlands.

ITEM 2(D) TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2(E) CUSIP NUMBER: 248719-30-4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

        (a)  - (j) - Not applicable

        If this statement filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4. OWNERSHIP:

     The beneficial ownership of the Company's Common Stock by each Reporting Person is as follows:

                                           Euroventures I       Euroventures II          Team             EBTB
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Sole Power to Vote                               0                    0                   0                0
--------------------------------------------------------------------------------------------------------------------
Shared Power to Vote (1)                     1,493,750            2,358,199           3,851,949        3,851,949
--------------------------------------------------------------------------------------------------------------------
Sole Power to Dispose                            0                    0                   0                0
--------------------------------------------------------------------------------------------------------------------
Shared Power to Dispose (1)                  1,493,750            2,358,199           3,851,949        3,851,949
--------------------------------------------------------------------------------------------------------------------
Total Shares Beneficially Owned              1,493,750            2,358,199           3,851,949        3,851,949
--------------------------------------------------------------------------------------------------------------------
% of Class (2)                                 7.7%                 12.1%               19.8%            19.8%




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(1)  Team is the investment manager of each of Euroventures I and Euroventures
     II and has voting and investment power over each fund's shares, but manages each fund independently of the other. EBTB is the sole shareholder of Team. EBTB has a 0.13% and 6.25% direct voting interest, respectively, in each of Euroventures I and Euroventures II. Team and EBTB are shown as having beneficial ownership of shares owned by both Euroventures I and Euroventures II.

(2) Based on 19,448,097 shares outstanding on June 14, 2000, as stated in the Company's proxy statement for the annual meeting of shareholders to be held on August 10, 2000, as filed with the SEC on June 26, 2000.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     The shareholders (including EBTB) of each of Euroventures I and Euroventures II, which are venture capital funds, will have the right to receive proceeds from the sale of the Common Stock upon the liquidation of each of such funds.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable

ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.

                                   EUROVENTURES BENELUX TEAM, B.V.



Date: August 1, 2000               /s/ Martijn Kleijwegt
                                   ---------------------------------------------
                                   Martijn Kleijwegt, Executive Director



                                   EUROVENTURES BENELUX I B.V.



Date: August 1, 2000               /s/ Martijn Kleijwegt
                                   ---------------------------------------------
                                   Martijn  Kleijwegt,  Executive  Director  of
                                   Euroventures  Benelux Team B.V., Managing
                                   Director of Euroventures Benelux I B.V.



                                   EUROVENTURES BENELUX II B.V.



Date: August 1, 2000               /s/ Martijn Kleijwegt
                                   ---------------------------------------------
                                   Martijn  Kleijwegt,  Executive  Director  of
                                   Euroventures  Benelux Team B.V., Managing
                                   Director of Euroventures Benelux II B.V.



                                   EBTB II B.V.



Date: August 1, 2000               /s/ Martijn Kleijwegt
                                   ---------------------------------------------
                                   Martijn Kleijwegt, Executive Director



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